Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Genius Labs Company
3040 CORTE MARIN
NEWPORT BEACH, CA 92660
https://selfdecode.com/

Up to $3,499,997.04 in Series Seed VI Preferred Stock at $3.16
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Genius Labs Company
Address: 3040 CORTE MARIN, NEWPORT BEACH, CA 92660
State of Incorporation: DE
Date Incorporated: April 19, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 4,747 shares of Series Seed VI Preferred Stock
Offering Maximum: $3,499,997.04 | 1,107,594 shares of Series Seed VI Preferred Stock
Type of Security Offered: Series Seed VI Preferred Stock
Purchase Price of Security Offered: $3.16
Minimum Investment Amount (per investor): $249.64

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Perk

As you are a prior investor in SelfDecode or Friends and Family of SelfDecode, you are eligible for additional bonus shares (10%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $2,000+ and receive a free SelfDecode DNA Kit & 1 year subscription

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares + a free SelfDecode DNA Kit with Ancestry Reports & the Longevity Screener Test & 1 year subscription

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares + two free SelfDecode DNA Kits with Ancestry Reports & the Longevity Screener Test & 3 year subscription

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares + a free SelfDecode DNA Kit with Ancestry Reports & the

Longevity Screener Test & 3 year subscription + one-hour virtual health consultation with CEO, Joe Cohen.

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + a 7 day all-inclusive luxury health retreat at AIWO in Chennai, India (airfare not included) + a free SelfDecode DNA Kit, Ancestry Reports & the Longevity Screener Test

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Genius Labs Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series VI Preferred Stock at $3.16 / share, you will receive 110 shares of Series VI Preferred Stock, meaning you'll own 110 shares for $316. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Genius Labs Company (dba "SelfDecode" or the "Company") was formed in Delaware on April 19, 2019. SelfDecode is a precision health company focused on empowering individuals with personalized health insights using advanced AI technology. The platform, trusted by over 150,000 users and backed by an extensive scientific team, provides tailored health recommendations by analyzing over 200 million genetic variants, lab results, and lifestyle factors. SelfDecode's unique HealthGPT system, DecodyGPT, serves as an AI personal health coach, delivering customized insights and actionable health plans based on genetic data, symptoms, and individual health goals. The company's mission is to make precision health accessible to everyone, helping users take control of their wellness with predictive, preventive solutions.

Summary of Corporate Structure

Decodify me LLC, a limited liability company formed in the state of Delaware on March 23, 2016, previously owned by the president and Chief Executive Officer ('CEO') of Genius Labs Company. On August 6, 2021, the Company's CEO Joseph Cohen, transferred his membership in full to Genius Labs Company.

Selfhacked, LLC, a limited liability company formed in the state of New York on December 1, 2014.

YourSelf Shop LLC, a member managed limited liability company formed in the state of Delaware on April 25, 2016. The entity was formed for the purpose of selling health software and products.

Omics Edge LLC, a limited liability company formed in the state of Delaware on October 14, 2021. It was formed to leverage the intellectual property of the business and operates as the business-to-business (B2B) arm of the group.

Intellectual Property

Genius Labs Company owns SelfDecode trademark & Patent application (18597611) has been assigned to OMICS EDGE, LLC which is 100% owned by Genius Labs Company.

Competitors and Industry

Industry

SelfDecode operates within the expanding digital health, personalized medicine, and wellness markets. As consumers increasingly seek control over their health and look for preventive care options, the global personalized medicine market is projected to grow to $796.8 billion by 2028, while the wellness market is expected to exceed $8.47 trillion by 2027. Digital health alone is anticipated to reach over $981.5 billion by 2032.*

We believe SelfDecode is strategically positioned to capitalize on these trends by providing a scalable solution at the intersection of AI-driven personalized health and proactive healthcare, addressing consumer demands for individualized, data-driven health insights.

*The market data provided above represents projections from third-party industry analysts and does not constitute a guarantee of future market conditions or investment performance. Actual market conditions may differ due to factors beyond our control, including changes in economic conditions, regulatory environments, and technological advancements. This information is provided solely for informational purposes and should not be considered as indicative of the future performance of any specific company or investment.

Competitors

SelfDecode's primary competitors include companies like 23andMe, MyHeritage, and InsideTracker, which focus on genetic analysis and personalized health insights. However, SelfDecode differentiates itself through its comprehensive, precision health approach. Unlike most competitors that analyze isolated genetic markers, SelfDecode utilizes polygenic risk scoring to examine millions of genetic variants. Furthermore, SelfDecode combines genetic, lifestyle, and lab data for holistic health recommendations, while DecodyGPT offers real-time AI-based guidance for dynamic health insights, potentially setting SelfDecode apart as a leader in truly integrated, personalized health solutions.

Current Stage and Roadmap

Current State

Since its founding, SelfDecode has served approximately 150,000 paying customers by processing their genomes for analysis, with a current active subscriber base of 23,080. Additionally, over 2,000 doctors utilize its platform. With unaudited or reviewed revenue of $3.85 million in 2024, SelfDecode has already raised $11 million in previous funding rounds, showcasing investor confidence in its model and growth potential. We believe this traction underlines the company's value proposition and positions it as a prominent player in precision health.

Future Roadmap

Looking ahead, SelfDecode is focused on expanding its user base, refining its AI capabilities, and launching additional products to enhance user engagement. The recent launch of SelfDecode 3.0 introduced innovative features, including DecodyGPT, the Longevity Screener, and a Health Recommendations Engine, which collectively offer users personalized and proactive health insights. Future goals include scaling the platform's reach, further developing AI-driven health insights, and establishing SelfDecode as a global leader in precision health. The company aims to revolutionize healthcare by empowering individuals to make informed health decisions and achieve longer, healthier lives.

The Team

Officers and Directors

Name: Joseph Cohen

Joseph Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director
  Dates of Service: January, 2016 - Present
  Responsibilities: CEO and Founder, and have put blood, sweat, and tears to make SelfDecode be the best in the industry. Salary: $150,000

Other business experience in the past three years:

- Employer: PerfectlyHired
  Title: Founder
  Dates of Service: August, 2022 - August, 2023
  Responsibilities: Visionary, inactive, focused on SelfDecode

Name: Ralph Henry Kenney

Ralph Henry Kenney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operations Officer
  Dates of Service: September, 2021 - Present
  Responsibilities: Responsible for company operations, finance and business development. $185,000

Other business experience in the past three years:

- Employer: The Immortalitea Company
  Title: Founder/CEO
  Dates of Service: November, 2004 - September, 2021
  Responsibilities: I was the founder and sole full time employee.

Other business experience in the past three years:

- Employer: Upworks
  Title: Contractor
  Dates of Service: February, 2019 - September, 2021
  Responsibilities: I did small consulting jobs, mostly copywriting.

Name: Victoria Marie Shelton

Victoria Marie Shelton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: May, 2019 - Present
  Responsibilities: I fulfill the role of Chief Marketing Officer for SelfDecode, spearheading all marketing initiatives that the company undertakes. $170,000

Name: Puya Ghasemipour Yazdi

Puya Ghasemipour Yazdi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Science Officer
  Dates of Service: September, 2019 - Present
  Responsibilities: In charge of all the science of the company. $150,000

Name: Michael J Levy

Michael J Levy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: September, 2021 - Present
  Responsibilities: Board of Directors

Other business experience in the past three years:

- Employer: Chalkable
  Title: CEO
  Dates of Service: September, 2010 - April, 2015
  Responsibilities: CEO and founder

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series Seed VI Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid

out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed VI Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may

face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joe Cohen	9,563,000	Common Stock	50.631%
Igor Lychagov	2,607,933	Series Seed I Preferred Stock	
Igor Lychagov	1,479,290	Series Seed V Preferred Stock	26.706%
Igor Lychagov	1,065,808	Series Seed VI Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed I Preferred Stock, Series Seed II Preferred Stock,, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, Series Seed V Preferred Stock, Series Seed VI Preferred Stock, and Series A-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,107,594 of Series Seed VI Preferred Stock.

   Common Stock

The amount of security authorized is 50,000,000 with a total of 12,330,491 outstanding.

   Voting Rights

One Vote per Share

   Material Rights

Voting: Common stockholders are entitled to one vote per share held at all meetings of stockholders.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. It is also subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock.

Stock Options: The amount outstanding includes 2,441,291 shares of options issued and outstanding and does not include 818,626 shares available in the stock option pool to grant but not issued.

   Series Seed I Preferred Stock

The amount of security authorized is 2,607,933 with a total of 2,607,933 outstanding.

   Voting Rights

One vote per share

   Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

   Series Seed II Preferred Stock,

The amount of security authorized is 432,653 with a total of 432,653 outstanding.

   Voting Rights

one vote per share

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed III Preferred Stock

The amount of security authorized is 109,880 with a total of 109,880 outstanding.

Voting Rights

one vote per share

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed IV Preferred Stock

The amount of security authorized is 2,379,061 with a total of 860,518 outstanding.

Voting Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion. Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed V Preferred Stock

The amount of security authorized is 1,479,290 with a total of 1,479,290 outstanding.

Voting Rights

one vote per share

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed VI Preferred Stock

The amount of security authorized is 2,536,980 with a total of 1,065,808 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

In this offering, the securities sold contain a Voting Proxy as detailed below.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 2,098,641 with a total of 0 outstanding.

Voting Rights

One vote per share

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

What it means to be a minority holder

As a minority holder of Series Seed VI Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed I Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,000,000.00
  Number of Securities Sold: 1,960,784
  Use of proceeds: Expansion of operations, B2B business development, and optimization of payroll efficiency
  Date: January 01, 2021
  Offering exemption relied upon: 506(b)

- Name: Series Seed IV Preferred Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 260,417
  Use of proceeds: Scaling operations and technological improvements
  Date: January 01, 2022
  Offering exemption relied upon: 506(b)

- Name: Series Seed V Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,500,000.00
  Number of Securities Sold: 1,479,290
  Use of proceeds: B2B market expansion and product development
  Date: January 01, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Series Seed V Preferred Stock
  Final amount sold: $1,358,137.00
  Use of proceeds: B2B market expansion and product development. Shares Sold: 502,021
  Date: May 01, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was 2,438,240 compared to 2,837,170 in fiscal year 2023. The increase is primarily due to growth in both B2B and D2C segments. B2B revenue increased from $106,443.37 in 2022 to $262,816.04 in 2023, representing a rise of $156,372.67. Additionally, D2C revenue grew from $1,873,977.80 in 2022 to $2,158,682.11 in 2023, showing an increase of $284,704.31. Kindly note these numbers are the numbers before a final adjustment by the auditors regarding how subscription revenue recognition is handled. These expansions in both areas contributed significantly to the overall revenue growth.

Cost of Sales

Cost of Sales for fiscal year 2022 was $443,791 compared to $410,846 in fiscal year 2023. The difference is due to changes in volume

Gross Margins

Gross margins for fiscal year 2022 were $1,994,448. compared to $2,426,324 in 2023. The increase in gross margin from 2022 to 2023 is primarily due to a significant growth in subscription revenue. The expanded subscription base and successful B2B strategies contributed to higher total income, while maintaining controlled costs, resulting in improved profitability year-over-year.

Expenses

Expenses for fiscal year 2022 were $5,816,188 compared to $ 5,082,423 in fiscal year 2023. The decrease in total expenses from $5,816,188 in 2022 to $5,082,423 in 2023 is primarily due to efforts to improve operational efficiency. We optimized our workflow and processes, which allowed us to reduce the number of employees and contractors needed.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because past cash was primarily impacted by higher payroll and software expenses. Recently, we have optimized our operations, resulting in reduced payroll and software expenses. Past cash was primarily generated through sales and equity investments. Our goal is to further strengthen our financial position and expand market share through strategic initiatives that enhance operational efficiency and revenue generation. Our strategic expansion into the B2B market has led to increased revenue opportunities, which we expect to continue growing. As a result, future cash flows are anticipated to reflect these changes and differ significantly from past results. We anticipate challenges in scaling our operations, including managing cash flow to support increased working capital needs and addressing potential delays in customer payments. Additionally, securing sufficient liquidity to fund growth initiatives and navigate competitive market pressures may present obstacles as we pursue this goal.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of December 2024, the Company has capital resources available in the form of a $100,000 line of credit from Capital One and $720,215.73 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 25% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $80,111 for expenses related to:

Payroll Expenses: $18,600

COGS: $30,000

Software Expenses (AWS, Subscriptions): $12,000

Office & Miscellaneous Expenses: $2,000

Advertising/Marketing: $6,000

Contractor Payments: $5,000

R&D/Professional Fees: $3,500

Other Adjustments: $3,011

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a projected monthly burn rate of $80,111 for expenses related to

Payroll Expenses: $18,600

COGS: $30,000

Software Expenses (AWS, Subscriptions): $12,000

Office & Miscellaneous Expenses: $2,000

Advertising/Marketing: $6,000

Contractor Payments: $5,000

R&D/Professional Fees: $3,500

Other Adjustments: $3,011

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising fund from the private equity market, terms will match this offering.

Indebtedness

- Creditor: Credit Card
  Amount Owed: $212,950.00
  Interest Rate: 0.0%
  The company payables comprise mainly by credit card obligations amounting to $212,950 and $40,576 as of December 31, 2023 and December 31, 2022.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $59,681,570.68

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,499,997.04, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  50.0%
  We will use 50% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  24.5%
  We will use 25%% of the funds to hire key personnel for daily operations, including the following roles: Business Development, Sales, Marketing, Software development. Wages to be commensurate with training, experience and position.

- Working Capital
  20.0%

We will use 20% of the funds for working capital to cover expenses for the scaling the practitioner business in the USA and the B2B business partnerships as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://selfdecode.com/ (www.selfdecode.com/annual_reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/self-decode

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Genius Labs Company

[See attached]



Genius Labs Company
(the "Company")
a Delaware Corporation

Consolidated Financial Statements with Independent Auditor's Report

Years ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Genius Labs Company Management

Opinion:
We have audited the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided consolidated financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the consolidated financial statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that

includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 30, 2024

GENIUS LABS COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these consolidated financial statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash	2,215,694	2,257,155
Accounts Receivable	-	16,023
Subscription Receivable	992	992
Total Current Assets	**2,216,686**	**2,274,170**
Non-Current Assets:		
Furniture and Fixture	12,416	12,218
Total Non-Current Assets	**12,416**	**12,218**
TOTAL ASSETS	**2,229,102**	**2,286,388**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	212,950	40,576
Total Current Liabilities	**212,950**	**40,576**
Non-Current Liabilities:		
Deferred Revenue	1,559,200	1,018,908
Total Non-Current Liabilities	**1,559,200**	**1,018,908**
TOTAL LIABILITIES	**1,772,150**	**1,059,484**
EQUITY		
Treasury Stock	(13,500)	-
Common Stock	989	989
Preferred Stock	656	549
Additional Paid In Capital	11,295,496	8,681,397
Retained Earnings	(10,826,689)	(7,456,031)
TOTAL EQUITY	**456,952**	**1,226,904**
TOTAL LIABILITIES AND EQUITY	**2,229,102**	**2,286,388**

GENIUS LABS COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these consolidated financial statements

| | Year Ended December 31, | |
	2023	2022
Revenue	**2,296,879**	**1,419,332**
Cost of Goods Sold	491,407	443,792
Gross Profit	**1,805,472**	**975,540**
Operating Expenses :		
Advertising & Marketing	97,960	178,898
Payroll Expense	3,856,817	4,524,634
Depreciation Expense	2,908	2,513
Merchant Fees	94,966	87,032
Office Expenses	56,479	100,701
Software Expense	865,122	718,762
General and Administrative	210,171	263,176
Total Operating Expenses	**5,184,423**	**5,875,716**
Total Loss from Operations	**(3,378,951)**	**(4,900,176)**
Other Expense		
Other Income	15,209	16,436
Total Other Income/Expense	**15,209**	**16,436**
Earnings Before Income Taxes	**(3,363,742)**	**(4,883,740)**
Income Tax Expense	6,916	16,873
Net Income (Loss)	**(3,370,658)**	**(4,900,613)**

GENIUS LABS COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these consolidated financial statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	**(3,370,658)**	**(4,900,613)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	2,908	2,513
Accounts Receivable	16,023	(16,023)
Accounts Payable	172,373	(3,293)
Deferred Revenue	540,292	1,018,908
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	731,596	1,002,105
Net Cash provided by (used in) Operating Activities	**(2,639,062)**	**(3,898,508)**
INVESTING ACTIVITIES	-	-
Acquisition of Fixed Assets	(3,106)	(7,864)
Net Cash provided by (used in) Investing Activities	**(3,106)**	**(7,864)**
FINANCING ACTIVITIES		
Issuance of Stocks	2,614,206	360,429
Reacquisition of Stocks	(13,500)	-
Net Cash provided by (used in) Financing Activities	**2,600,706**	**360,429**
Cash at the beginning of period	2,257,155	5,803,097
Net Cash increase (decrease) for period	(41,461)	(3,545,942)
Cash at end of period	**2,215,694**	**2,257,155**

GENIUS LABS COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these consolidated financial statements

	Common Stock		Preferred Stock		Treasury Stock	APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/22	9,889,200	989	5,235,512	524	-	$8,321,514	(2,555,418)	5,767,608
Issuance of Common Stock	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	254,762	25	-	283,482	-	283,507
Reacquisition of Stocks	-	-	-	-	-	-	-	-
Stock Based Compensation	-	-	-	-	-	76,401	-	76,401
Net income (loss)	-	-	-	-	-	-	(4,900,613)	(4,900,613)
Ending balance at 12/31/22	**9,889,200**	**989**	**5,490,274**	**549**	**-**	**8,681,397**	**(7,456,031)**	**1,226,904**
Issuance of Common Stock	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	1,065,808	107	0	2,550,431	-	2,550,538
Reacquisition of Stocks	-	-	-	-	(13,500)	-	-	(13,500)
Stock Based Compensation	-	-	-	-	-	63,668	-	63,668
Net income (loss)	-	-	-	-	-	-	(3,370,658)	(3,370,658)
Ending balance at 12/31/23	**9,889,200**	**989**	**6,556,082**	**656**	**(13,500)**	**11,295,496**	**(10,826,689)**	**456,952**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Genius Labs Company ("the Company") was formed in Delaware on April 19th 2019. The Company operates in the healthcare industry and provides personalized health report services intended to enable users to acquire detailed information and reports based on their genome. The company's platform interprets genetic and laboratory data to assist individuals in making enhanced wellness decisions, along with it leverages genetics, blood tests, symptoms, and other health data to predict beneficial outcomes for natural lifestyle, diet, and supplement changes, enabling users to optimize health and prevent diseases. The Company's headquarters is in Delaware and customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in 2022 and 2023 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The consolidated financials of the Company include the following wholly-owned subsidiaries:
- Decodify me LLC, a limited liability company formed in the state of Delaware on March 23, 2016, previously owned by the president and Chief Executive Officer ('CEO') of Genius Labs Company. On August 6, 2021, the Company's CEO Joseph Cohen, transferred his membership in full to Genius Labs Company.
- Selfhacked, LLC, a limited liability company formed in the state of New York on December 1, 2014.

- YourSelf Shop LLC, a member managed limited liability company formed in the state of Delaware on April 25, 2016. The entity was formed for the purpose of selling health software and products.
- Omics Edge LLC, a limited liability company formed in the state of Delaware on October 14, 2021. It was formed to leverage the intellectual property of the business and operates as the business-to-business (B2B) arm of the group.

All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

In preparing these unaudited consolidated financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,215,694 and $2,257,155 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Furniture & Fixtures	5	17,660	14,554
Accumulated Depreciation		(5,244)	(2,336)
Furniture & Fixtures - net		12,416	12,218

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company primarily generates revenues from subscription income. Customers are billed in advance of the start of their subscription and revenues recognized ratably over each month of subscription period. The Company's primary performance obligation is to provide personalized healthcare reports based on their sequenced DNA throughout their subscription period. The subscription period varies from monthly, semi-annual, annually and lifetime. The company deferred revenue of $1,559,200 and $1,018,908 for the years ended 2023 and 2022 respectively for prepaid subscriptions with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expenses were mainly payment to contractors for services they rendered to the company. It also include professional services and payroll expenses to employees running the company.

General and Administrative

General and administrative expenses consist of affiliate payment expenses, legal and accounting fees, travel expenses, recruitment expenses and other miscellaneous expenses necessary in the business operation.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

In reference to 409A valuation report in 2021, management has estimated the FV of its stocks using the Net Asset Value method defined as the market value of the assets less the market value of liabilities.

The vested options in 2023 and 2022 were 372,284 and 632,235 options. The estimated intrinsic values of the vested options were either at $.36 or $0 for both years. As a result of the audit, the Company recognized stock based compensation expenses in the amounts of $63,668 and $76,401 for the years ending December 31, 2023 and December 31, 2022.

Granted Options

	Total Options
Total options outstanding, January 1, 2022	2,028,926
Granted	455,391
Exercised	0
Expired/canceled	0
Total options outstanding, December 31, 2022	**2,484,317**
Granted	12,143
Exercised	-400,000
Expired/canceled	-104,251
Total options outstanding, December 31, 2023	**1,992,209**

Nonvested Options

	Nonvested Options
Nonvested options, January 1, 2022	1,052,879
Granted	455,391
Vested	(632,325)
Forfeited	-
Nonvested options, December 31, 2022	**875,945**
Granted	12,143
Vested	(372,284)
Forfeited	(104,251)
Nonvested options, December 31, 2023	**411,553**

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. A deferred tax asset as a result of temporary timing differences in revenue recognition for deferred revenue have not been recognized due to the uncertainty of future positive taxable income to utilize the deferred tax asset.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company payables comprise mainly by credit card obligations amounting to $212,950 and $40,576 as of December 31, 2023 and December 31, 2022.

NOTE 6 – EQUITY

The Company has authorized 250,000,000 of common stock with a par value of $0.0001 per share. 9,889,200 shares were outstanding as of 2023 and 2022.

Voting: Common stockholders are entitled to one vote per share held at all meetings of stockholders.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. It is also subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock.

The Company has authorized 50,000,000 of preferred shares with a par value of $0.0001 per share. 6,556,082 shares were outstanding as of 2023 and 2022.

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 30, 2024, the date these consolidated financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF SELF DECODE BY GENIUS LABS COMPANY

Advancing Precision Health Today

Genius Labs Company (dba "SelfDecode") is a precision health company that has served approximately 150,000 paying customers since its founding and $3.5 million in revenue for Jan-Nov 2024*. Having previously raised $11M, our AI-powered platform features one of the world's first Precision HealthGPT systems. This platform provides personalized health recommendations by analyzing 200M+ genetic variants, lab results, lifestyle factors, symptoms, conditions, and individual health goals.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Get Equity
$3.16 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$1,358,137

MIN INVEST ⓘ
$249.64

VALUATION
$59.68M

REASONS TO INVEST



CUTTING-EDGE TECHNOLOGY: Our genetic patent-pending technology leverages a comprehensive database of clinical research to deliver personalized health recommendations with high accuracy in polygenic risk scoring.

PROVEN TRACTION: Trusted by 150K+ paying users since inception & 2K+ doctors, 67+ signed B2B clients, featured in peer-reviewed journals & covered by NY Post, GenomeWeb & more.

MARKET OPPORTUNITY: SelfDecode's scalable genetics and precision health tech can support the booming digital health, personalized medicine, and wellness markets, projected to exceed a combined value of $5T by 2028.

*Reference to 2024 revenue is preliminary financial results that have not been reviewed or audited and may be subject to change.

TEAM



Joseph Cohen • CEO, Director

Joe went from sick to peak health by analyzing his genetics, labs, and lifestyle. Founder of SelfDecode, he used precision health to fix 75+ health problems. He optimized over 300 blood markers and achieved one of the world's lowest rate of aging (0.63).

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Ralph Henry Kenney • Chief Operations Officer

Ralph Kenney has over 20 years of successful C-level experience in technology, healthcare,and e-commerce working for both Fortune 500s and startups. As COO, he has taken a previous company from start-up to successful IPO in 6 years. He also founded and led a profitable 7 figure business.*
Ralph began his professional career at AT&T Bell laboratories where he wrote data communications protocols for high-speed packetized voice and co-authored the CCITT international standard for signaling for frame relay networks. He's published in peer reviewed telecommunications and physics journals. He holds an MS in Electrical Engineering with a specialization in the physics of solid state materials.

Past performance is not a guarantee of future results. There is no guarantee Self Decode will go public or achieve 7 figure revenues.

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Victoria Marie Shelton • Chief Marketing Officer

As CMO, I spearhead innovative marketing strategies, driving growth and brand excellence. Passionate about data-driven insights and personalized health, I lead our



mission to empower individuals to take control of their health through precision medicine.

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Puya Ghasemipour Yazdi • Chief Science Officer

Stanford trained physician scientist who is an expert in genomics/precision medicine.

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Michael J Levy • Director

Michael Levy is an entrepreneur and tech founder. He leads Somatic as its CEO, a company focused on creating autonomous robots for commercial cleaning.

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THE PITCH
SelfDecode: The Future of Healthcare

SelfDecode is pioneering a new era of personalized healthcare with our AI personal health coach: DecodyGPT. Discover your unique health blueprint based on the combined analysis of over 200 million genetic variants, lab test results, and environmental and lifestyle factors with SelfDecode. Our comprehensive platform provides personalized recommendations on diet, supplements, and lifestyle modifications. Our platform is designed to analyze potential health risks based on individual data and to provide personalized recommendations on diet, supplements, and lifestyle that may support preventative health and well-being.

*Our recommendations are based on available scientific data and are not guarantees of future health outcomes. Individual results may vary.

How it Works

1   **Take A DNA Test, Upload Recent Lab Test Results & Complete Questionnaires.**

2   **Receive A Personalized Action Plan To Optimize Your Health.**

3   **Implement Suggestions, Track Your Progress And Watch Your Health Improve.**

Going way beyond basic gene analysis, our precision health software offers personalized guidance tailored to 5 key areas of your health: your DNA, labs, lifestyle, symptoms & conditions, and goals. Get instant answers to your health questions from DecodyGPT (your personal AI health coach), create optimized health plans, and manage conditions—all in one place. Our proprietary algorithms, developed by a team of experienced scientists and engineers, are designed to deliver high levels of accuracy and personalization. Our Longevity Screener test is designed to provide insights into risk factors for key conditions that impact longevity. These insights include potential risk assessments for the next 10 years or lifetime, paired with personalized recommendations aimed at supporting preventative health.* By combining health data, AI, and a deep commitment to user privacy, SelfDecode is empowering individuals to take control of their health and live longer healthier lives.

At SelfDecode, our vision is to make precision health accessible to everyone. With a growing user base and a robust pipeline of innovative features, SelfDecode aims to become the leading global platform for personalized health.

Results are based on probabilistic models and are not guarantees of future outcomes. Individual results may vary."

the problem & our solution

Discover Your Personalized Path to Optimal Wellness

Navigating the modern healthcare landscape is increasingly challenging. With an overwhelming amount of health information online, consumers are often faced with conflicting and unreliable advice. This can lead to confusion and ineffective health decisions. Moreover, traditional healthcare systems tend to be reactive, addressing issues only after they arise rather than focusing on proactive prevention.

The Problem

- **Conflicting Information:** Consumers are bombarded with conflicting health advice and misinformation from various sources, making it difficult to discern what is accurate and applicable.
- **Too Much Guesswork:** The trial-and-error approach is very common in healthcare. People don't know what diseases they're going to get in the future and how to prevent them, which can negatively impact longevity.
- **Underutilized Genetic Data:** Before SelfDecode, a standard DNA report analyzed fewer than 100 variants. Unfortunately, we now know that this method is non-predictive and unhelpful, but the majority of DNA companies and practitioners continue to use this outdated technology.

Health Data Analysis

We analyze 200M+ genetic variants at 99.7% accuracy alongside your other lab test results and environmental health data to get the full picture of your health.

Risk Determination

Using polygenic risk scoring and cutting-edge AI algorithms, we determine your likelihood of experiencing 650+ health symptoms and conditions.

Targeted Recommendations

Finally, our proprietary algorithm uses a database of 20,000+ recommendations to predict the best diet, supplement and lifestyle choices for optimal health.

SelfDecode is pioneering a transformative approach to personalized wellness by eliminating the guesswork. Our platform harnesses advanced AI and machine learning to analyze your unique genetic makeup, lab results, and lifestyle factors, providing tailored, data-driven health recommendations.

Real Results


SelfDecode
Decode Your DNA
DNA TEST KIT

78%

Saw measurable health improvements

61%

Saw their fitness levels improve


SelfDecode
Decode Your DNA
DNA TEST KIT


SelfDecode
Decode Your DNA
DNA TEST KIT

45%

Decreased their CRP levels

65%

Improved their mental health


SelfDecode
Decode Your DNA

*based on a survey of real SelfDecode customers

Unlike competitors that focus on isolated genetic markers, SelfDecode uses polygenic risk scoring to examine millions of genetic variants simultaneously, delivering an accurate analysis of your genetic predispositions. However, SelfDecode takes it even further. We utilize a precision health approach that analyzes your genetic data in combination with your other lab and lifestyle data. This holistic approach empowers you to make well-informed decisions about your diet, supplements, and lifestyle choices.

With SelfDecode, you can shift from a reactive to a proactive approach to health. Our personalized insights and recommendations enable you to take charge of your wellness journey, improving both your health outcomes and quality of life.

THE MARKET & OUR TRACTION

Targeting the Digital Health Boom

The personalized health and wellness market is experiencing explosive growth, driven by consumers' increasing desire to take control of their wellbeing. The global personalized medicine market is projected to reach $796.8 billion by 2028, and the global wellness market is expected to reach $8.47 trillion by 2027, priming this market for disruption.[1,2]

Digital Health Market

$233.5B ⟩⟩⟩ **$>981.5B**

2022   2032

23%

of healthcare consumers are motivated by reliable and secure digital health tools.

53%

of consumers are motivated by trusted healthcare professionals to take a more active role in managing their health.

Source | Source

We believe SelfDecode is at the epicenter of this revolution. With a burgeoning digital health market expected to reach >$981.5 billion by 2032 and a growing emphasis on preventative care, SelfDecode's AI-driven approach to personalized health is well-timed.[3] As the market for personalized health solutions continues to expand, we feel SelfDecode is positioned to capitalize on this unprecedented opportunity by providing the necessary infrastructure to bring precision health to the masses.



$11M
Total Raised

150,000+
SelfDecode members Served

$1.4M
2022 Revenue

$2.2M
2023 Revenue

$370
Average Order Value (AOV)

4.8
Trustpilot Score

Since its inception, SelfDecode has served over 150,000 users, demonstrating substantial traction and a steadily growing revenue stream. With a robust team of scientists, MDs, PhDs, and software engineers, SelfDecode's innovative platform, combined with exceptional customer satisfaction and loyalty, solidifies our leadership position in precision health.

Published Research
from SelfDecode



NIH NLM	A comparative analysis of current phasing and imputation software
NIH NLM	EZTraits: A programmable tool to evaluate multi-site deterministic traits
BMC Part of Springer Nature	SumStatsRehab: an efficient algorithm for GWAS summary statistics assessment and restoration
medRχiv THE PREPRINT SERVER FOR HEALTH SCIENCES	Empowering GWAS Discovery through Enhanced Genotype Imputation
medRχiv THE PREPRINT SERVER FOR HEALTH SCIENCES	Optimization of Multi-Ancestry Polygenic Risk Score Disease Prediction Models
bioRχiv THE PREPRINT SERVER FOR BIOLOGY	Retracing Human Genetic Histories and Natural Selection Using Precise Local Ancestry Inference
omicsedge	White Paper: Polygenic Risk Scores Validation













Source / Source / Source / Source / Source / Source / Source

why invest

Join SelfDecode in Revolutionizing Healthcare

00:37

At SelfDecode, we believe we're at the forefront of precision health, with a clear roadmap for growth and innovation. With the recent launch of SelfDecode 3.0, we've introduced groundbreaking features like DecodyGPT, the Longevity Screener, Pharmacogenomics, Carrier Status (e.g. BRCA, APOE), and a highly intelligent Health Recommendations Engine. This is in addition to our existing suite of tools and features, such as our gene-based Meal Planner, 650+ Health Reports, Lab Analyzer, Ancestry Reports, personalized Actions Plans, and more. These revolutionary tools are designed to provide unparalleled personalized health insights and guidance, marking a significant leap forward in the field of precision health technology.

By investing in SelfDecode, you're not just making a financial investment; you're supporting a mission to improve lives through personalized healthcare. Our new features are transformative technologies that will revolutionize how people manage their health and wellness. DecodyGPT offers deeply personalized and dynamic health advice, while the Longevity Screener and Recommendation Engine empower users to take proactive measures to improve their health outcomes.

With ambitious goals of expanding our user base, refining our AI capabilities, and launching more innovative products, we feel SelfDecode is poised to be a dominant player in the rapidly growing personalized health market.

Be a part of this exciting journey. Invest in SelfDecode today and help us shape the future of healthcare.

ABOUT

HEADQUARTERS

**3040 CORTE MARIN
NEWPORT BEACH, CA 92660**

WEBSITE

View Site ↗

Genius Labs Company (dba "SelfDecode") is a precision health company that has served approximately 150,000 paying customers since its founding and $3.5 million in revenue for Jan-Nov 2024*. Having previously raised $11M, our AI-powered platform features one of the world's first Precision HealthGPT systems. This platform provides personalized health recommendations by analyzing 200M+ genetic variants, lab results, lifestyle factors, symptoms, conditions, and individual health goals.

TERMS

Self Decode by Genius Labs Company

Overview

PRICE PER SHARE

$3.16

VALUATION

$59.68M

DEADLINE ⓘ

Jan. 23, 2025 at 8:10 PM UTC

FUNDING GOAL ⓘ

$15K - $3.5M

Breakdown

MIN INVESTMENT ⓘ

$249.64

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$3,499,997.04

SHARES OFFERED

Series Seed VI Preferred Stock

MIN NUMBER OF SHARES OFFERED

4,746

MAX NUMBER OF SHARES OFFERED

1,107,594

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,229,102	$2,286,388
Cash & Cash Equivalents	$2,215,694	$2,257,155
Accounts Receivable	$0	$16,023
Short-Term Debt	$212,950	$40,576
Long-Term Debt	$1,559,200	$1,018,908
Revenue & Sales	$2,296,879	$1,419,332
Costs of Goods Sold	$491,407	$443,792
Taxes Paid	$6,916	$16,873
Net Income	-$3,370,658	-$4,900,613

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange

Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Perk

As you are a prior investor in SelfDecode or Friends and Family of SelfDecode, you are eligible for additional bonus shares (10%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $2,000+ and receive a free SelfDecode DNA Kit & 1 year subscription

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares + a free SelfDecode DNA Kit with Ancestry Reports & the Longevity Screener Test & 1 year subscription

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares + two free SelfDecode DNA Kits with Ancestry Reports & the Longevity Screener Test & 3 year subscription

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares + a free SelfDecode DNA Kit with Ancestry Reports & the Longevity Screener Test & 3 year subscription + one-hour virtual health consultation with CEO, Joe Cohen.

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + a 7 day all-inclusive luxury health retreat at AIWO in Chennai, India (airfare not included) + a free SelfDecode DNA Kit, Ancestry Reports & the Longevity Screener Test

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Genius Labs Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series VI Preferred Stock at $3.16 / share, you will receive 110 shares of Series VI Preferred Stock, meaning you'll own 110 shares for $316. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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FAQS

How much can I invest?   ⌄

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?   ⌄

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these

regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Hi, I'm Joe, CEO and founder of SelfDecode.

I used to be sick and doctors couldn't fix me, so I decided to take control of my health and then set out on a mission to revolutionize healthcare.

Now I'm healthy, thriving, and leading SelfDecode, where we help people achieve optimal health through highly personalized insights and groundbreaking technology.

The problem with conventional health care is multifaceted.

First, information overload. Conflicting health advice makes it tough for people to find what's accurate and useful. Then, there's too much guesswork.

The trial and error approach is very common in healthcare. People don't know what disease they're going to get in the future and how to prevent them, which can negatively impact longevity.

Finally, underutilized health data.

Before self SelfDecode, a standard DNA report analyzed fewer than 100 variants. Unfortunately, we now know that this method is not predictive and unhelpful, but the majority of DNA companies and practitioners continue to use this outdated technology.

The fact is, there's a lot of guesswork in healthcare. It leads to wasted time, wasted money, and poor results for providers and consumers. The time has come to end this trial and error approach. That's why we built SelfDecode.

It's an all-in-one precision health software that analyzes your health data and provides Actionable Insights to take the guesswork out of health.

Through our D2C and B2B services, we've helped over 150,000 individuals and partnered with over 2,000 health practitioners and over 65 health-focused companies using cutting-edge AI machine learning, we analyze over 200 million genetic variants with hundreds of health reports that identify your risks and provide guidance on what to do about them.

Selfdecode empowers people to take control of their health with personalized solutions. The global personalized medicine market is projected to reach $796 billion by 2028, and SelfDecode is uniquely positioned to lead this revolution, setting new standards in health care.

Selfdecode has built a highly advanced precision health platform, an AI health coach available 24/7 to answer your health questions.

Through analysis of five key health areas, including DNA, lab tests, lifestyle, symptoms and conditions and health goals, we provide the most personalized recommendations possible.

With the launch of SelfDecode As you know, we've also introduced the Longevity Screener, which provides accurate risk scores and odds ratios to help you identify the conditions and diseases most likely to impact you, so you can take proactive measures.

Our science and technology are at the forefront of healthcare innovation, offering tools and insights no other company can match.

This is only the beginning.

With your investment, we will be able to bring this life-changing technology to even more people. We are committed to transforming healthcare and leading the way in precision health. Invest in self-decode on StartEngine today and be part of the future of healthcare.

Why Invest

SelfDecode 3.0 the world's first AI health coach available 24/7 to help you reach optimal health.

Powered by patent-pending technology and scientifically validated algorithms. Discover which diseases are most likley to shorten your life span and implement your personalized reccomendations to increase your longevity.

By analyzing your genetic lab tests, lifestyles, symptoms, conditions, and health goals, selfdecode is the most advanced precision health app on the market. Discover SelfDecode 3.0 today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

GENIUS LABS COMPANY

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Genius Labs Company, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the *"General Corporation Law"),* does hereby certify as follows.

1. The name of this corporation is Genius Labs Company, and that this corporation was originally incorporated pursuant to the General Corporation Law on April 15, 2019 under the name Genius Labs Company, the first Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 14, 2021, and the Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 26, 2021, and the Third and Fourth Amended and Restated Certificates of Incorporation were filed with the Secretary of State of the State of Delaware on August 22, 2022.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Fifth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Fifth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Fifth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 12th day of July, 2024.

BY: _Joseph Cohen_
Joseph Cohen
Chief Executive Officer

GENIUS LABS COMPANY

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Genius Labs Company (the **"Corporation"**)

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801, New Castle County. The name of its registered agent at such address is Vcorp Agent Services, Inc.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the **"DGCL"**).

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) Fifty Million 50,000,000 shares of Common Stock, $0.0001 par value per share (**"Common Stock"**), and (b) Fifteen Million 15,000,000 shares of Preferred Stock, $0.0001 par value per share (**"Preferred Stock"**).

As of the effective date of this Fifth Amended and Restated Certificate of Incorporation (this **"Fifth Amended and Restated Certificate"**), (i) 2,607,933 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed I Preferred Stock,"** $0.0001 par value per share, (ii) 432,653 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed II Preferred Stock,"** $0.0001 par value per share, (iii) 109,880 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed III Preferred Stock,"** $0.0001 par value per share, (iv) 2,379,061 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed IV Preferred Stock,"** $0.0001 par value per share, (v) 1,479,290 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed V Preferred Stock,"** $0.0001 par value per share, (vi) 2,536,980 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed VI Preferred Stock,"** $0.0001 par value per share, and (vii) 2,098,641 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series A-1 Preferred Stock,"** $0.0001 par value per share.

A. COMMON STOCK

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed and Series A Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Fifth Amended and Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Fifth Amended and Restated Certificate or pursuant to the DGCL. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Fifth Amended and Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed and Series A Preferred Stock (as defined below). Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. **General.** Except as expressly provided in this Article IV, Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, Series Seed V Preferred Stock, and Series Seed VI Preferred Stock (collectively, the **"Series Seed Preferred Stock"**) and all Series A-1 Preferred Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 <u>Payments to Holders of Series Seed and Series A Preferred Stock.</u> In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed and Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Series Seed and Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed and Series A Preferred Stock been converted into Common Stock pursuant to Section 2 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Seed and Series A Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Series Seed and Series A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed and Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The **"Original Issue Price"** with respect to Series Seed I Preferred Stock shall mean $1.53 per share for the Series Seed I Preferred Stock, with respect to Series Seed II Preferred Stock shall mean $0.81 per share for the Series Seed II Preferred Stock, with respect to Series Seed III Preferred Stock shall mean $0.91 per share for the Series Seed III Preferred Stock, with respect to Series Seed IV Preferred Stock shall mean $2.36 per share for the Series Seed IV Preferred Stock, with respect to Series Seed V Preferred Stock shall mean $1.69 per share for the Series Seed V Preferred Stock, with respect to Series Seed VI Preferred Stock shall mean $2.30 per share for the Series Seed VI Preferred Stock and with respect to Series A-1 Preferred Stock shall <u>mean the purchase price per share as set forth in</u> that certain Subscription Agreement <u>for shares of Series A-1 Preferred Stock,</u> by and between the Subscriber <u>for such shares</u> and the Corporation, a copy of which will be made available to a stockholder upon request and without cost.

2.2 <u>Payments to Holders of Common Stock.</u> In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed and Series A Preferred Stock as provided in Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 <u>Deemed Liquidation Events.</u>

2.3.1 <u>Definition.</u> Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Series Seed and Series A Preferred Stock (voting as a single class on an as-converted basis), the **"Requisite Holders",** elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (l) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2   Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

2.3.3   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 2.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

3.   **Voting.**

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed and Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed and Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed and Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Fifth Amended and Restated Certificate, holders of Series Seed and Series A Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

4. **Conversion.** The holders of the Series Seed and Series A Preferred Stock shall have conversion rights as follows (the **"Conversion Rights"**):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed and Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed and Series A Preferred Stock by the Conversion Price (as defined below) for such series of Series Seed and Series A Preferred Stock in effect at the time of conversion. The **"Conversion Price"** for each series of Series Seed and Series A Preferred Stock shall initially mean the Original Issue Price for such series of Series Seed and Series A Preferred Stock. Such initial Conversion Price, and the rate at which shares of Series Seed and Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. Subject to Section 4.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed and Series A Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed and Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed and Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed and Series A Preferred Stock to voluntarily convert shares of Series Seed and Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series Seed and Series A Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed and Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed and Series A Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a **"Contingency Event"**). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the **"Conversion Time"**), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Series Seed and Series A Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed and Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed and Series A Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times while any share of Series Seed and Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed and Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed and Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed and Series A Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Fifth Amended and Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Seed and Series A Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Series Seed and Series A Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Series Seed and Series A Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed and Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.3.4   No Further Adjustment. Upon any conversion of shares of Series Seed and Series A Preferred Stock, no adjustment to the Conversion Price of the applicable series of Series Seed and Series A Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Seed and Series A Preferred Stock or on the Common Stock delivered upon conversion.

4.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Series Seed and Series A Preferred Stock is issued by the Corporation (such date referred to herein as the **"Original Issue Date"** for such series of Series Seed and Series A Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Series Seed and Series A Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Series Seed and Series A Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Series Seed and Series A Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed and Series A Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Seed and Series A Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction: a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Seed and Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series Seed and Series A Preferred Stock had been converted into Common Stock on the date of such event.

          4.6   <u>Adjustments for Other Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed and Series A Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Series Seed and Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Series Seed and Series A Preferred Stock had been converted into Common Stock on the date of such event.

          4.7   <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date for a series of Series Seed and Series A Preferred Stock the Common Stock issuable upon the conversion of such series of Series Seed and Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 4.4, 4.5, 4.6 or 4.8 or by Section 2.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series Seed and Series A Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed and Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

          4.8   <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 2.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Series Seed or Series A Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Series Seed or Series A Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Series Seed or Series A Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Series Seed and Series A Preferred

Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series Seed and Series A Preferred Stock) shall thereafter he applicable, as nearly as reasonably may he, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series Seed or Series A Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series Seed and Series A Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Series Seed and Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Series Seed and Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series Seed and Series A Preferred Stock (but in any event not later than ten (1O) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Seed and Series A Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would he received upon the conversion of such series of Series Seed and Series A Preferred Stock.

4.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act of 1933, as amended), (b) the date that the Company or its successor is required to file reports with the U.S. Securities and Exchange Commission pursuant to Section 13 or IS(d) of the Securities Exchange Act of 1934, as amended or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the **"Mandatory Conversion Time"),** (i) all outstanding shares of Series Seed and Series A Preferred Stock shall automatically he converted into shares of Common Stock, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with Section 4 and (ii) such shares may not be reissued by the Corporation.

4.11 Procedural Requirements. All holders of record of shares of Series Seed and Series A Preferred Stock shall he sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed and Series A Preferred Stock pursuant to Section 4.1O. Unless otherwise provided in this Fifth Amended and Restated Certificate, such notice need not he sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed and Series A Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may he made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed and Series A Preferred Stock converted pursuant to Section 4.1O, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed and Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed and Series A Preferred Stock converted. Such converted Series Seed and Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed and Series A Preferred Stock (and the applicable series thereof) accordingly.

5. **Dividends.** All dividends shall be declared pro rata on the Common Stock and the Series Seed and Series A Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed and Series A Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed and Series A Preferred Stock held by such holder pursuant to Section 4.

6. **Redeemed or Otherwise Acquired Shares.** Any shares of Series Seed and Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed and Series A Preferred Stock following redemption.

7. **Waiver.** Any of the rights, powers, privileges and other terms of the Series Seed and Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed and Series A Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

8. **Notice of Record Date.** In the event:

    (a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed and Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed and Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed and Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed and Series A Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) days prior to the earlier of the record date or effective date for the event specified in such notice.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Series Seed and Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by the Fifth Amended and Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by the Fifth Amended and Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, **"Covered Persons"),** unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX: MEETING OF CREDITORS.

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three Fifths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE X: BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article X shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

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